SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549

                             FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED
              ON NASDAQ INTERDEALER QUOTATION SYSTEM

   Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                      FOREST OIL CORPORATION
          (Exact name of issuer as specified in charter)

                 2200 Colorado State Bank Building
                           1600 Broadway
                      Denver, Colorado 80202
             (Address of principal executive offices)

                          (303) 812-1400
         (Issuer's telephone number, including area code)


I.    CHANGE IN NUMBER OF SHARES OUTSTANDING
      Indicate any change (increase or decrease) of 5% or more in number of shares outstanding:

      1.   Title of Security:  Common Stock, Par Value $.10 Per
      Share (Common Stock)

      2.   Number of shares of Common Stock outstanding before the
      change:                                      53,289,960

      3.   Number of shares of Common Stock outstanding after the
      change:                                      10,660,291

      4.   Effective date of change:  January 8, 1996

      5. Method of change: The number of shares of Common Stock outstanding has changed from the amount as last reported because of (i) the issuance by the Company of shares of Common Stock as contributions to the Company's Retirement Savings Plan for the benefit of its employees, and (ii) the approval of the Company's shareholders of a reverse split of its Common Stock. The reverse split will result in the reclassification of each five (5) shares of Common Stock outstanding into one
      (1) share. In addition, as a result of the reverse stock split, each share of the Company's outstanding $.75 Convertible Preferred Stock is convertible into 0.7 shares of Common Stock.

      Give brief description of transactions: From December 20, 1995 (the effective date of last reported change), through January
   8, 1996, the Company issued and contributed 11,498 shares of Common Stock to its Retirement Savings Plan. As a result of the approval of the Company's shareholders of a reverse split of its Common Stock, the reverse split resulted in the reclassification of each five (5) shares of Common Stock outstanding into one (1) share.

      As of January 8, 1996 there were 10,660,291 total shares of Common Stock outstanding.

      The following table summarizes the changes in the amount of shares outstanding from the last reported change:

                                                        Shares of
                                                      Common Stock
      Outstanding as of 12/20/95                        53,289,960
      Retirement Savings Plan Contribution                  11,498

      Balance                                           53,301,458

      5*1 Reverse Stock Split-Resulting Share Balance   10,660,291

      Outstanding as of 1/8/96                          10,660,291


      The Common Stock is traded in the Nasdaq National Market. Each share of the $.75 Convertible Preferred Stock is convertible at any time into .7 shares of Common Stock. Each Warrant is exercisable at any time into shares of Common Stock.


II.   CHANGE IN NAME OF ISSUER

   1. Name prior to change:  Not applicable.

   2. Name after change:

   3. Effective date of charter amendment changing name:

   4. Date of shareholder approval of change, if required:  January
   5, 1996.

                                FOREST OIL CORPORATION
                                    (Registrant)



                               By  /s/ Daniel L. McNamara
                                   _______________________
                                     Daniel L. McNamara
                                          Secretary




January 15, 1996








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